Proskauer Rose LLP   Eleven Times Square   New York, NY 10036-8299

May 9, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc. (File No. 333-172205)
Supplemental Response to Comment Letter

Dear Ms. Barros:

On behalf of American Realty Capital Properties, Inc. (the “Company”), we are submitting this supplemental letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 20, 2011 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-11 (No. 333-172205) (the “Registration Statement”).  The response to this comment has been provided by the Company to us and is set forth in this letter.  For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Pro Form Financial Information

General

1.
We note your responses to our prior comments 79 and 81 from our letter dated March 10, 2011.  Please provide a more robust response regarding to how you determined the five members represent a control group.  Your response should include organization charts.  Further, within your response, please tell us if (1) an individual or entity holds more than 50 percent of the voting ownership interest of each entity, (2) immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert), or (3) a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.  Further, please tell us how you determined this transaction is not a non-substantive merger.

A group of individuals shall be regarded as controlling an entity when, as a result of contractual arrangements, they collectively have the power to govern its financial and operating policies so as to obtain benefits from its activities. The existence of a contractual arrangement is critical to the existence of common control. Thus, in the absence of a contractual arrangement, a control group is deemed not to exist other than in close family relationships.  Based upon this, the Company does not believe that the referenced five members represent a control group.

In evaluating the existence of common control or a control group, the Emerging Issues Task Force tried to define common control in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5), but did not reach a consensus. Nevertheless, as set forth in EITF 02-5, the SEC staff concluded that common control exists between (or among) separate entities in the following situations:

1.	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

2.
A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

3.
Immediate family members (married couples and their children, but not their grandchildren) hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

In July 2010, ARC Real Estate Partners, LLC (“ARC REP”) was formed. ARC REP is owned by five members (Nicholas Schorsch, William Kahane, Brian Block, Peter Budko and Edward Weil, Jr.). Please see the organizational chart attached hereto for the ownership percentages of each member of ARC REP.

In July 2010, American Realty Capital II, LLC (“ARC II”), which is owned by five members (Nicholas Schorsch, William Kahane, Brian Block, Peter Budko and Edward Weil, Jr.), assigned all of its rights, title and interests in its direct membership interests of ARC Income Properties, LLC (“ARC”) and its indirect membership interests of ARC Income Properties III, LLC (“ARC III”) to ARC REP. Please see the organizational chart attached hereto for the ownership percentages of each member of ARC II.

In December 2010, American Realty Capital Properties, Inc. (“the Company”) was formed.  The Company is a wholly owned subsidiary of ARC II with no assets or operations at this time.  In January 2011, ARC Properties Operating Partnership, L.P was formed and is a wholly owned subsidiary of the Company.

In evaluating the transfer of the membership interests of ARC and ARC III from ARC II to ARC REP and from ARC REP to the Company, we believe that the following facts are relevant:

1.
The members of ARC II and ARC REP are the same five individuals. (Nicholas Schorsch, William Kahane, Brian Block, Peter Budko and Edward Weil, Jr.)  Nicholas Schorsch owns greater than 50% of the outstanding membership interests/ common stock of all of the entities involved in the transfers. In addition, Nicholas Schorsch and his wife own 66.72% of the entities involved in the transfers.

2.	The ownership percentages of each member are the same before and after the transfer.

Based upon the ownership structure of the entities involved and the criteria as outlined above, the Company believes that the transfer of the membership interests represents a transfer between entities under common control.

The Company does not believe that the transfer of the membership interests represents a non-substantive merger because the transfer does not represent a transaction involving entities where a high degree of common ownership exists. Transfers among entities that have a high degree of common ownership, but in which no one shareholder controls the entities, are not common control transactions. However, such transfers may be accounted for in a manner similar to a common control transaction if it is determined that the transfer lacks economic substance.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.